July 11, 2024

Raime Leeby-Muhle
Chief Financial Officer
DHI Group, Inc.
6465 South Greenwood Plaza, Suite 400
Centennial, CO 80111

       Re: DHI Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Item 2.02 Form 8-K dated May 8, 2024
           File No. 001-33584
Dear Raime Leeby-Muhle:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business, page 5

1. You present adjusted EBITDA margin in the introduction and summary table on page 5 and discuss adjusted EBITDA margin in the 2023 highlights on page 6 without presenting/discussing its most directly comparable GAAP measure, net income (loss)
       margin. Please revise your disclosures accordingly. Refer to Item 10(e)(1)(i)(A) of
       Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Item 2.02 Form 8-K dated May 8, 2024
Exhibit 99.1
Supplemental Information and Non-GAAP Reconciliations
Reconciliation of Diluted Earnings Per Share to Non-GAAP Earnings per Share, page 11

2. Please revise your reconciliation to separately present the income tax effects related to the non-GAAP adjustments and provide an explanation of how the tax impacts are determined. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance
 July 11, 2024
Page 2

       and Disclosure Interpretations. Also, please clarify the nature of and purpose for the discrete tax items adjustment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769, if you have any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services